UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 21)*

Faraday Future Intelligent Electric Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

74348Q108

(CUSIP Number)

FF Top Global Partners Investment LLC (f.k.a. FF Top Holding LLC)

3655 Torrance Blvd, Suite 361-362

Torrance, California 90503

Attention: Jiawei Wang

(424) 247-1184

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 8, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 74348Q108

1	NAMES OF REPORTING PERSONS FF Global Partners Investment LLC (f.k.a. FF Top Holding LLC)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 116,056,730 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 64,000,588 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 116,056,730 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.54% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Includes (i) 52,056,142 shares of Class A Common Stock held by certain other stockholders of the Issuer over which the Reporting Persons exercise voting control pursuant to voting agreements, including 1,180,689 shares of Class A Common Stock held directly by Pacific Technology Holding LLC, and (ii) 64,000,588 shares of Class B common stock, par value $0.0001 per share (the “Class B Common Stock”) held directly by FF Global Partners Investment LLC (formerly known as FF Top Holding LLC). Shares of Class B Common Stock are convertible into an equal number of shares of Class A Common Stock of the Issuer at any time. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock on a one-to-one basis.

(2)

Based on 1,100,712,776 shares of Common Stock, comprised of (i) 1,036,712,188 shares of Class A Common Stock issued and outstanding as of April 24, 2023, as disclosed in the Issuer’s S-1 (the “S-1”), filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on May 5, 2023 and (ii) 64,000,588 shares of Class B Common Stock. Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

CUSIP No.: 74348Q108

1	NAMES OF REPORTING PERSONS Pacific Technology Holding LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 116,056,730 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 65,181,277 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 116,056,730 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.54% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Includes (i) 50,875,453 shares of Class A Common Stock held by certain other stockholders of the Issuer over which the Reporting Persons exercise voting control pursuant to voting agreements, (ii) 1,180,689 shares of Class A Common Stock held directly by Pacific Technology Holding LLC, and (iii) 64,000,588 shares of Class B Common Stock held directly by FF Top Holding LLC. Shares of Class B Common Stock are convertible into an equal number of shares of Class A Common Stock of the Issuer at any time. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock on a one-to-one basis.

(2)

Based on 1,100,712,776 shares of Common Stock, comprised of (i) 1,036,712,188 shares of Class A Common Stock issued and outstanding as of April 24, 2023, as reported in the S-1 and (ii) 64,000,588 shares of Class B Common Stock. Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

CUSIP No.: 74348Q108

1	NAMES OF REPORTING PERSONS FF Global Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 116,056,730 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 65,181,277 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 116,056,730 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.54% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Includes (i) 50,875,453 shares of Class A Common Stock held by certain other stockholders of the Issuer over which the Reporting Persons exercise voting control pursuant to voting agreements, (ii) 1,180,689 shares of Class A Common Stock held directly by Pacific Technology Holding LLC, and (iii) 64,000,588 shares of Class B Common Stock held directly by FF Top Holding LLC. Shares of Class B Common Stock are convertible into an equal number of shares of Class A Common Stock of the Issuer at any time. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock on a one-to-one basis.

(2)

Based on 1,100,712,776 shares of Common Stock, comprised of (i) 1,036,712,188 shares of Class A Common Stock issued and outstanding as of April 24, 2023, as reported in the S-1 and (ii) 64,000,588 shares of Class B Common Stock. Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

Explanatory Note

This Amendment No. 21 to Schedule 13D (“Amendment No. 21”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on August 2, 2021 (as amended to date, the “Schedule 13D”), relating to the shares of Class A Common Stock, $0.0001 par value per share (the “Common Stock”), of Faraday Future Intelligent Electric Inc. (the “Issuer”). Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the following.

On May 8, 2023, FF Global Partners Investment LLC (“FF Investment”) entered into an entrustment agreement (“Entrustment Agreement”) with Metaverse Horizon Limited (“MHL”), an independent investment fund not affiliated with FF Investment. MHL intends to make investments in securities of the Issuer from time to time. To the extent such investments are made, pursuant to the Entrustment Agreement, FF Investment will share in the profits from such investments.

In connection with certain borrowings related to the transactions described herein, FF Investment has entered into a loan and guarantee agreement (the “Loan and Guarantee Agreement”), pursuant to which it has agreed not to dispose of certain securities of the Issuer now owned by it or which may be obtained in the future until such borrowings are repaid.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Item 4 above summarizes certain provisions of the Entrustment Agreement and the Loan and Guarantee Agreement and is incorporated herein by reference. Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2023	FF GLOBAL PARTNERS INVESTMENT LLC

	By:	Pacific Technology Holding LLC
	Its:	Managing Member

	By:	FF Global Partners LLC
	Its:	Managing Member

	By:	/s/ Jiawei Wang
Name:Jiawei Wang
	Title:	President

Dated: May 12, 2023	PACIFIC TECHNOLOGY HOLDING LLC

	By:	FF Global Partners LLC
	Its:	Managing Member

	By:	/s/ Jiawei Wang
Name:Jiawei Wang
	Title:	President

Dated: May 12, 2023	FF GLOBAL PARTNERS LLC

	By:	/s/ Jiawei Wang
Name:Jiawei Wang
	Title:	President